UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report June 5, 2018

Commission File No. 024-10782

Tulsa Real Estate Fund, LLC

Georgia

(State or other jurisdiction of incorporation or organization)

Tulsa Real Estate Fund, LLC

3355 Lenox Road NE, #750

Atlanta, GA 30326

1-844-73-TULSA

info@tulsarealestatefund.com

All correspondence:

Jillian Sidoti, Esq.

TROWBRIDGE SIDOTI

38730 Sky Canyon Drive – Suite A

Murrieta, CA 92563

(323) 799-1342

EMAIL FOR CORRESPONDENCE: jillian@crowdfundinglawyers.net

An Offering of 1,000,000 Class A Membership Interests

Item 1. Fundamental Changes

In accordance with 15.2 of the Operating Agreement of Tulsa Real Estate Fund, LLC, the Manager, Tulsa Founders, LLC, has made certain amendments to the Agreement that may:

1.	Correct minor technical errors
2.	Cure ambiguity or to correct or supplement any provision therein
3.	Update the tax section (Appendix C) in accordance with the changes in the tax laws effective January 1, 2018.

These changes did not adversely affect the rights of the Members. A copy of the amended Operating Agreement is attached as an Exhibit.

Item 9. Other Events

Tulsa Real Estate Fund, LLC issued a press release regarding their Regulation A Offering qualification. A copy of the press release is attached as an exhibit.

Exhibit No.	Description of Exhibit
2.1	Operating Agreement Amended and Restated as of May 18, 2018
15.1	Press Release, dated June 5, 2018

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tulsa Real Estate Fund, LLC

/s/ Jay Morrison

Jay Morrison, Manager of Tulsa Founders, LLC

Manager

June 5, 2018

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